Page 6 of 25 Pages

                                                    Exhibit 1

UNITED STATES BANKRUPTCY COURT
NORTHERN DISTRICT OF NEW YORK
 - - - - - - - - - - - - - - - - - - - - - - - x

In Re                                          :
                                                   CASE NO. 96 - 61376
                                               :
THE BENNETT FUNDING GROUP, INC.
                                               :   Chapter 11
                                                   Substantively Consolidated
                         Debtor                :
- - -  - - - - - - - - - - - - - - - - - - - - x


               MOTION BY TRUSTEE UNDER 11 U.S.C. Section 363(b)
              TO SELL COMMON STOCK IN EQUIVEST FINANCE, INC. TO
               UNDERWRITERS IN REGISTERED PUBLIC OFFERING AND TO
             EXCHANGE PREFERRED STOCK IN EQUIVEST FOR COMMON STOCK

                 Richard C. Breeden, duly appointed trustee (the "Trustee") of The Bennett Funding Group, Inc. ("BFG"), Bennett Receivables Corporation ("BRC"), Bennett Receivables Corporation II ("BRC II"), Bennett Management & Development Corporation ("BMDC"), The Processing Center, Inc. ("TPC"), Resort Service Company, Inc. ("RSC"), American Marine International, Ltd. ("AMI") and Aloha Capital Corporation ("Aloha"; collectively, the "Debtors"), by his undersigned attorneys, hereby moves for authorization under 11 U.S.C. Section 363(b): (A) to sell all the Consolidated Estate's shares of common stock of Equivest Finance, Inc. ("Equivest") to a syndicate of underwriters of which Credit Suisse First Boston Corporation ("CSFB") will be the lead or a co-lead manager in connection with a public offering registered with the U.S. Securities and Exchange Commission ("SEC") and (B) to

                                                    Page 7 of 25 Pages

exchange all the Consolidated Estate's Series 2 Preferred Stock of Equivest for 1,860,465 shares of Equivest common stock. The hearing date for this Motion is July 31, 1998.

                          A.  General Background

                 1. On March 29, 1996, BFG, BRC, BRC II and BMDC filed petitions for reorganization under Section 301 of the Bankruptcy Code. The Trustee was appointed trustee for each of them on April 18, 1996, and the appointment was approved by the Court on such date.

                 2. On April 19, 1996, AMI and RSC filed petitions for relief under Section 301 of the Bankruptcy Code. On April 25, 1996, an involuntary case against Aloha was commenced under Section 303 of the Bankruptcy Code. On April 26, 1996, TPC filed a petition for relief under
Section 301 of the Bankruptcy Code. On May 10, 1996, the Court entered an order for relief against Aloha. The Trustee was appointed trustee for AMI, RSC, TPC and Aloha on May 14, 1996, and the appointment was approved by the Court on May 15.

                 3.       By Order dated July 25, 1997, the Court
substantively consolidated the Debtors' estates (hereinafter, the "Consolidated Estate").

                          B.  Background Relating to Sale
                              of the Equivest Common Stock

                 4. The Consolidated Estate owns, free and clear of liens, slightly in excess of 20 million shares of Equivest common stock, which constitute approximately 90% of

                                                    Page 8 of 25 Pages

Equivest's common stock.<F1> As described in various filings and testimony in this bankruptcy case, this stock of Equivest is one of the most valuable assets of the Consolidated Estate.

                 5. The sale of the Equivest common stock involves one, and possibly two, related transactions. These are (a) the proposed exchange of the existing Series 2 Preferred Stock for 1,860,465 shares of Equivest common stock and (b) the potential acquisition by Equivest of Eastern Resorts Corporation ("Eastern Resorts"), a timeshare development company. These transactions are described below in Sections G and H, respectively.

                          C.  Relief Requested

                 6. By this Motion, the Trustee seeks Court approval to sell all the Consolidated Estate's shares of Equivest common stock to an underwriting syndicate of which CSFB will be the lead or a co-lead manager of the underwriting syndicate in connection with a public offering registered with the SEC as described herein. This will be a "firm", or "fixed price", underwriting in which the underwriters will buy the shares of Equivest common stock and then take the risk of reselling them to the public.

                 7. The Trustee also seeks Court approval to exchange the 10,000 shares of Series 2 Preferred Stock for 1,860,465 shares of Equivest common stock, which common stock would be sold to the underwriting syndicate in the public offering.

____________________
[FN]
<F1>      The Motion is to sell all of the common stock owned by the
          Consolidated Estate at the time of the public offering. The precise number of shares will vary because the Consolidated Estate expects to receive additional shares (aggregating less than 500,000 shares) before the public offering from a variety of transactions, including dividends on the Series 2 Preferred Stock and the Hotel Syracuse settlement. In addition, the Consolidated Estate would receive 1,860,465 additional shares of common stock if the exchange of the Series 2 Preferred Stock is approved. Thus, at the time of the proposed public offering, the consolidated Estate would most likely own in excess of 22 million shares of Equivest common stock.

                                                    Page 9 of 25 Pages

                          D.  Public Offering

                 8. The Equivest common stock is listed on the NASDAQ (small capitalization) market. During the period since the bankruptcy filings of the Debtors, Equivest common stock has traded at a price ranging from a low of approximately $ .31 to a high of $6.50, and its closing price at July 7, 1998 was $5.75 per share. For the reasons discussed herein, the Trustee believes it is in the best interest of the Consolidated Estate to sell all its shares of Equivest common stock to underwriters in a registered public offering.

                 9. CSFB will be the lead, or a co-lead, manager of the underwriting syndicate for the registered public offering.<F2> Attached hereto as Exhibit A is an Affidavit of Scott C. Butera, a Director of CSFB, describing the public offering process, the rationale for selling the Equivest stock at this time, and why a public offering is most likely to lead to obtaining the highest price for the Equivest stock. The July 31 hearing on this Motion is scheduled as an evidentiary hearing, and Mr. Butera and the Trustee are expected to testify, and be available for cross-examination, at the July 31 hearing.

                 10. As stated in the Butera Affidavit, CSFB believes this is an opportune time for selling the Equivest stock, Butera Affidavit at Paragraphs 7-10, and a registered

____________________
[FN]
<F2>      CSFB has been engaged by Equivest to advise it on the proposed public offering. An affiliate of CSFB has extended to Resorts Funding, Inc. a $75 million credit facility to finance the purchase of consumer receivables and a $30 million credit facility to finance loans to developers for the acquisition and development of timeshare projects. CSFB has been engaged by Equivest to advise it on the proposed acquisition of Eastern Resorts, and an affiliate of CSFB has agreed to provide a $15 million credit facility to Equivest for it to obtain the cash portion of the consideration to be paid for the acquisition of Eastern Resorts. As a part of the public offering, Equivest itself will sell newly issued shares of common stock to the public for its own account and use the proceeds from the sale of those shares to repay the Eastern Resorts acquisition loan and other corporate purposes.

                                                    Page 10 of 25 Pages

public offering is the most likely way to maximize value, Butera
Affidavit at Paragraphs 11-13.

                 11. The market for equity securities and the price/earnings multiples for stock of companies in the timeshare business have been at or near all time highs during 1998. Equivest common stock has also traded in 1998 at price earnings multiples of more than 30 times earnings, well in excess of market and industry averages.<F3> CSFB believes that it is a good business judgment to sell the Consolidated Estate's shares of Equivest common stock at this time. In less favorable conditions for the equity markets, or timeshare stocks in particular, it is possible that the Equivest common stock could be only sold at a significantly lower price level, if at all, compared to what is possible under current conditions. CSFB believes that the equity market will continue to be strong in the second half of 1998 but the ability to predict equity markets decreases the further one goes out into the future. Butera Affidavit at Paragraphs 7-10.

                 12. The Consolidated Estate owns an extremely large block of Equivest common stock, representing approximately 10 times the number of publicly traded shares of common stock that are owned by third parties. Thus, the Consolidated Estate cannot sell its shares on the public market, as there is not sufficient liquidity to absorb a sale of approximately 20 million shares of common stock. Any attempt to do so would result in a collapse of the share price, and thus is not a viable option.
For the same reason, if the Consolidated Estate simply distributes its shares of common stock directly to creditors, a

____________________
[FN]
<F3>      Because of the size of the Consolidated Estate's block of shares of
          Equivest common stock, there is only a small amount of common stock that trades on the public market. The multiples could be different if the market for Equivest's common stock were not so "thin."

                                                    Page 11 of 25 Pages

collapse of the share price would also result because most of the stock recipients could be expected to sell their shares into the public markets without the benefits of the management and support of an underwriting syndicate. Another alternative method would be a private sale of the common stock to a single purchaser in a negotiated transaction, or through a private placement. As detailed more extensively in the Butera Affidavit, both of these forms of transaction involve a narrower marketing effort than a public offering. In such cases, only selected potential interested parties are approached, and a single party must be found that wishes to purchase the entire position. By contrast, an underwritten public offering, if it can be conducted, is a process that involves inherently superior attributes. The public offering is marketed to thousands of potential investors, none of whom need to purchase a significant percentage stake. This enables the widest possible auction of the shares, and the most efficient price discovery mechanism. The result is the highest possible price for the Consolidated Estate as seller. Any time a public offering can be conducted with a top ranked firm as underwriter (the analysis might be different if the underwriting was being conducted by a small or regional firm), the result is by definition the widest possible auction process. The breadth of the marketing process and the resulting wide distribution of shares leads to a price that is maximized by avoiding discounts for illiquidity that would be present in other types of transactions.

                 13. CSFB believes that a sale to underwriters in a registered public offering will allow the broadest access to the U.S. investor market. This is most likely to result in the most favorable competitive pricing than other alternatives because of an auction market encompassing the broadest investor base, the liquidity provided to investors and the research analysis regarding the stock provided to investors. Other alternatives are not as likely to yield

                                                    Page 12 of 25 Pages

as high a price, have more risk of a market downturn, have the potentiality of being disruptive to on-going business operations, and are less predictable. Butera Affidavit at Paragraphs 11-13.

                          E.  Legal Authorities

                 14.      Section 363(b)(1) provides that:

                          The trustee, after notice and a hearing, may . . . sell . . . , other than in the ordinary course of business, property of the estate.

                 15. The law in the Second Circuit is clear that property of the estate may be sold outside of the ordinary course of business and prior to the confirmation of a plan of reorganization if there is a "good business reason." Committee of Equity Security Holders v. Lionel Corp. (In re Lionel Corp.), 722 F.2d 1063, 1071 (2d Cir. 1983)(hereinafter, "Lionel"). See also, Licensing by Paolo, Inc. v. Sinatra (In re Gucci), 126 F.3d 380, 387 ("A sale of a substantial part of a Chapter 11 estate other than in the ordinary course of business may be conducted if a good business reason exists to support it.").

                 16. Moreover, the Second Circuit has specifically held that a good business reason is present where "further delay risks that the assets will be sold later and for less." Official Committee of Unsecured Creditors v. LTV Corp. (In re Chateaugay Corp.), 973 F.2d 141, 144 (2d Cir.
1992). In LTV the parent debtor sought to sell substantially all the assets of LTV Aerospace and Defense Company ("Aerospace"); Aerospace was an administratively (but not substantively) consolidated debtor, all of whose stock was owned by LTV. Id. at 143. Even though the bankruptcy court had held that a reorganization plan for Aerospace was not presently feasible, the court concluded that the sale was appropriate because of the risk of loss of value. Id. at 143-44. The Second Circuit held:

                                                    Page 13 of 25 Pages

                 What is presently feasible and necessary is a sale of Aerospace's assets. The courts below found that further delay risks that the assets will be sold later and for less.
                 * * *   A sale now protects all creditors.

Id. at 144.

                 17. In In re Oneida Lake Development, Inc., 114 B.R. 352 (Bankr. N.D.N.Y. 1990), this Court approved the sale of substantially all of the debtors' assets outside of a confirmed plan of reorganization. The Court found that "to further delay the sale of this property . . . would serve no beneficial purpose." Id. at 356.

                 18. As discussed in the attached Affidavit of Mr. Butera, achieving the maximum potential value of the Equivest stock is dependent on the public securities markets. In 1998, the U.S. equity market has been at an all time price level high. Additionally, price earnings multiples, which are a significant factor in determining the eventual public offering price, were also at or near an all time high. Both the Trustee and the Creditors' Committee have analyzed the situation and have concluded that the creditors of the Consolidated Estate should attempt to sell all the Consolidated Estate's shares and not run the risk of a decline in either the market generally, or the multiples now obtainable for timeshare companies.

                 19. Accordingly, the sale of the Equivest stock will, for good business reasons, eliminate the risk of a drop in the stock market generally or in the multiples for timeshare companies. It will turn an illiquid asset of the Consolidated Estate into money at an attractive market price.

                 20. Although the mode of sale is not a common one in a bankruptcy environment, it is nevertheless a straightforward sale of assets which, under Lionel, may be authorized after consideration of "all salient factors." Lionel, 722 F.2d at 1071. Any plan of reorganization that the Trustee would propose would involve the liquidation of this asset --

                                                    Page 14 of 25 Pages

the Consolidated Estate's ownership of the Equivest common stock -- and thus nothing is being proposed that would affect adversely any proposed plan of reorganization. The net proceeds of the sale will be placed in a Trustee's account and be subject to the provisions of the Bankruptcy Code and any plan of reorganization confirmed by the Court after disclosure to creditors and voting by creditors. Thus, there is no reason to delay the monetization of this asset for all of the issues involved in a plan of reorganization to be finally resolved.

                 21. The evidence presented by the attached Affidavits of Mr. Butera and the Trustee demonstrate that there are good business reasons for the Equivest stock to be sold now in a public offering. The law in the Second Circuit, as expressed in Lionel and its progeny, clearly supports this sale.

                          F. Underwriting Agreement; Marketing Process and Pricing

                 22. Pursuant to an underwriting agreement to be entered into by Equivest, the Consolidated Estate and the lead/co-lead managing underwriters on behalf of the underwriting syndicate, will enter into a "firm", or "fixed price", underwriting of the newly-issued shares to be sold by Equivest and the outstanding shares to be sold by the Consolidated Estate. Under a firm underwriting, the underwriters agree to buy the shares at an agreed price and take the risk of reselling them to the public.<F4> Butera Affidavit at Paragraph 19.

                 23. The pricing mechanism in an underwriting agreement for a "firm" underwriting has two components. One is the "price to the public." The other is the

___________________
[FN]
<F4>      By contrast, in a "best efforts" underwriting, the underwriters agree only to use their best efforts to sell the securities and the seller is not guaranteed to receive a fixed price.

                                                    Page 15 of 25 Pages

"underwriting discount." The parties negotiate a price to the public and the underwriting discount, and the securities are sold to sold to the underwriters at a price equal to (a) the price to the public minus (b) the underwriting discount. Butera Affidavit at Paragraph 18. As stated above, once the securities are sold to the underwriters, the underwriters take the risk of resale to the public. Butera Affidavit at Paragraph 19.

                 24. Prior to the final setting of the public offering price, the underwriters will, utilizing a preliminary prospectus filed with the SEC, market the securities to both individual and institutional investors. This marketing process will involve brokers contacting their customers in an attempt to solicit interest in the proposed offering. There will also be "road show" presentations at which Equivest management will make a presentation concerning the company to security analysts and prospective investors. During this process the underwriters will attempt to obtain indications of interest from potential investors within the range of likely price levels. Since the offering is to be effected by a "firm", or "fixed price", underwriting in which the underwriters (not the Consolidated Estate or Equivest) take the risk of the public actually purchasing the shares, the underwriters will actually sign a definitive underwriting agreement committing them to purchase the shares from the Consolidated Estate and Equivest at a specific price only after the marketing process is complete and they have received a sufficient amount of non-binding indications of interest
from prospective purchasers at specific pricing levels.   Once the definitive
underwriting agreement is signed and the registration statement has become effective with the SEC, the offering will be made immediately so that the underwriters can promptly effect sales to

                                                    Page 16 of 25 Pages

prospective investors to avoid further market risk.<F5> Butera Affidavit at Paragraphs 14-19.

                 25. The process of an underwritten public offering is expected to take many weeks. A registration statement is prepared by the company and the underwriters and their respective counsel for filing with the SEC. The Consolidated Estate expects this filing with the SEC to occur in mid-August. After the filing is made, the SEC reviews the registration statement and gives comments. Those comments are addressed in an amended registration filed with the SEC, at which time a preliminary prospectus is printed and distributed by the underwriters to prospective investors.

                 26. As described above, the marketing process involves a "road show" which is a series of intense and concentrated meetings between management of the company and institutional investors. Having one of the major or "bulge market" firms lead managing an offering gives any transaction a greater chance of successful completion at an attractive price as those firms, including CSFB, have the largest sales force and customer base to whom the securities can be distributed. Thus, not only is a public offering theoretically the widest possible auction market, having an investment banking firm of CSFB's caliber being a managing or co-managing underwriter is a substantial factor in making that a reality.<F6>

                 27. As stated above, CSFB has been engaged by Equivest to advise it on the public offering and the Eastern Resorts acquisition and affiliates of CSFB are lenders to Equivest/RFI. CSFB is not being engaged by the Consolidated Estate and will not receive

___________________
[FN]
<F5>      A copy of the form of underwriting agreement, without the to be negotiated price to the public and underwriting commission, will be filed with the Court before the hearing and will be provided upon written request to counsel for the Trustee.

<F6>      CSFB will form an underwriting syndicate and selling group involving numerous other firms. Some other firms may be designated ultimately as "co-managers" of the group along with CSFB.

                                                    Page 17 of 25 Pages

any compensation from the Consolidated Estate. However, if the underwriting agreement is signed, CSFB and the other underwriters will be able to purchase the shares of common stock from the Consolidated Estate at the price to the public minus the underwriting discount and resell such shares at the price to the public, thereby earning the underwriting discount. As discussed above, the underwriting process is a long one, particularly for a company that has not recently sold securities on the public markets. It is customary to select the lead and/or co-lead managing underwriters early in the process because of the amount of due diligence and market effort that is required.<F7>

                 28. The Trustee, Equivest and the Creditors' Committee have agreed that, in negotiations with the representatives of the underwriters, they will form a Pricing Committee with respect to the sale of shares that includes both primary shares sold by Equivest and secondary shares sold by the Consolidated Estate, consisting of the following: the Trustee; Messrs. John Petty and George Carmany, two independent directors of Equivest (as representatives of Equivest), which will also be selling some newly-issued shares to raise capital; and Messrs. Roger Odell, a member of the Creditors' Committee, and Steve Cooper, a member of the Creditors' Committee's financial advisors, as representatives of the Creditors' Committee. The Trustee, Equivest and the Creditors' Committee have further agreed that the Pricing Committee will act only by unanimous consent on the price to be obtained for the securities at the end of the marketing process. Thus, the Consolidated Estate's common stock will be sold in the public offering only if both the Trustee and the Creditors' Committee, as well as the Equivest representatives, agree.

_____________________
[FN]
<F7>      While a competitive bidding mechanism is occasionally used for debt securities of companies such as utilities who issue securities frequently, that mechanism is not available for common stock of a company like Equivest.

                                                    Page 18 of 25 Pages

                 29. As stated above, the price at which the Consolidated Estate and Equivest will sell the shares to the underwriter will be the public offering price minus the underwriting discount. As described in the Butera Affidavit at Paragraph 18, the underwriting discount will be in the range of 6 1/2-7% of the price to the public, which is within the range of customary underwriting discounts for public offerings of this nature. In addition, the proceeds actually received will be reduced by miscellaneous expenses of the offering, primarily printing, legal and accounting expenses. Equivest and the Consolidated Estate will incur some of these miscellaneous expenses even if a transaction is not completed.

                 30. As a "controlling person" of Equivest under the federal securities laws and as a selling stockholder, the Consolidated Estate will have the potential for liability for any violations of the federal securities laws in connection with the offering of Equivest's common stock to the public. These liabilities generally relate to disclosure obligations under the federal securities laws. As is customary, to mitigate this risk Equivest has engaged separate counsel familiar with public offerings to represent it in the offering.

                          G.  Exchange of Series 2 Preferred
                              Stock into Common Stock

                 31. The Consolidated Estate owns, free and clear of liens, 10,000 shares of Series 2 Preferred Stock, which is also the subject of this Motion. A copy of the Designation of Rights and Preferences of the Series 2 Preferred Stock ("Designation") is attached to the Trustee's Affidavit. The Series 2 Preferred Stock is redeemable beginning in 2002 for $10 million ($1,000 per share). See Designation at Paragraph E. It also has a liquidation value of $1,000 per share. See Designation at Paragraph C. Thus, the Series 2 Preferred Stock has an aggregate liquidation value of $10,000,000. Additionally, the Series 2 Preferred Stock has

                                                    Page 19 of 25 Pages

voting rights that entitles it to that number of votes which is equal to 20% of the total number of votes of all of Equivest's voting stock. See Designation at Paragraph D.

                 32. Accrued dividends on the Series 2 Preferred Stock through June 30, 1998 are being paid by delivery of shares of common stock as permitted by Paragraph B of the Designation.

                 33. For the reasons discussed below, the Board of Directors of Equivest made a proposal to exchange the 10,000 shares of Series 2 Preferred Stock owned by the Consolidated Estate for 1,860,465 shares of Equivest common stock. Using the liquidation value of the Series 2 Preferred Stock of $10,000,000 implies a price to the Consolidated Estate for each common stock share received of $5 3/8, which was slightly below the trading price of the stock ($5 3/4) on July 7, 1998 when this transaction was proposed to the Trustee. Using the $5 3/4 common stock trading price implies a value to the Consolidated Estate of approximately $10,698,000. The Trustee believes, and understands that the Creditors Committee believes, that this proposal should be accepted.

                 34. As stated in the Trustee's Affidavit attached hereto as Exhibit B, the Trustee believes that acceptance of the proposal provides fair value to the Consolidated Estate for its Series 2 Preferred Stock. The exchange will enhance the ability to sell the Consolidated Estate's presently owned shares of Equivest common stock, because it removes a block vote of 20% being held by the holder of the Series 2 Preferred Stock, which effectively dilutes the voting power of the common stock holders. Elimination of the preferred stock dividend requirement will also have the effect of increasing the earnings per share of Equivest's common stock.

                                                    Page 20 of 25 Pages

                 35. The exchange would also replace a security that is illiquid (the Series 2 Preferred Stock) with publicly traded securities (common stock) that can be sold to the underwriting syndicate in the public offering.

                          H.  Eastern Resorts

                 36. Equivest is negotiating to acquire Eastern Resorts, which is New England's largest timeshare development and management company. Eastern Resorts had total assets of approximately $29 million at May 31, 1998 and revenues of approximately $9.5 million and net income of approximately $1.2 million for the five months ended May 31, 1998. The consideration for the acquisition would be approximately 3,250,000 shares of newly-issued Equivest common stock and $15 million in cash. Equivest and RFI would borrow the $15 million portion of the cash consideration. The Consolidated Estate would not have any liability for this indebtedness.

                 37. CSFB has been engaged by Equivest to assist in analyzing the proposed acquisition of Eastern Resorts and to render an opinion to Equivest as to the fairness to Equivest, from a financial point of view, of the consideration to be paid by Equivest for the acquisition of Eastern Resorts.

                 38. Equivest and its wholly-owned subsidiary Resort Funding, Inc. ("RFI") anticipate borrowing from an affiliate of CSFB the $15 million portion of the cash consideration to be paid for the acquisition. The interest rate would be 30-day LIBOR plus 3.00%. The loan would be collateralized by RFI's interest in the following timeshare resort properties: Debbie Reynolds, Killarney County Club, Ocean Gate, Pollard Brook, and Surf Side Resort; there would be a cash sweep of all available cash; and the loan would be cross-collateralized and cross-defaulted to all other existing facilities from CSFB and its
                                                    Page 21 of 25 Pages

affiliates. CSFB would receive a structuring advisory fee of 180,000 warrants to purchase Equivest common stock, at $8.00 per share, for five years, pursuant to a commitment letter to be entered into on or before the signing of the acquisition agreement. This acquisition loan would mature on the earlier of (a) the closing of the public offering of Equivest's common stock or (b) December 15, 1998. As stated in the Trustee's Affidavit attached hereto as Exhibit B, in connection with the "secondary" public offering of the estate's shares of Equivest common stock, Equivest intends to make a "primary" public offering of its own shares and use the proceeds thereof in part to pay off the acquisition loan from CSFB.<F8>

                 39. In October 1997, the Trustee became a member of the Board of Directors of Equivest as representative of the Consolidated Estate. The acquisition agreement would provide that, after the acquisition, the present owner and Chief Executive Officer of Eastern Resorts, Mr. R. Perry Harris, will be elected to be an additional member of the Board of Directors of Equivest. Immediately following the acquisition, Mr. Harris and his wife would own approximately 12% of Equivest's common stock, and he would continue to serve as Chief Executive Officer of Eastern Resorts as a subsidiary or division of Equivest pursuant to a five year employment agreement.

                 40. As stated in the Trustee's Affidavit, the Trustee believes that the acquisition of Eastern Resorts will over time increase the dollar value of the Consolidated Estate's interest in Equivest. The resulting company will have significantly greater assets than Equivest alone, and will also be more diversified than Equivest prior to the acquisition. In

___________________
[FN]
<F8>      Equivest and RFI also anticipate borrowing an additional $11.5 million from the affiliate of CSFB for other corporate purposes, which loan will also have an interest rate, maturity and other terms substantially identical to the acquisition loan. This additional loan effectively replaces a portion of CSFB's existing loans to Equivest-RFI.

                                                    Page 22 of 25 Pages

addition to its purely financial impact, the Eastern Resorts acquisition will benefit Equivest, and indirectly the Consolidated Estate, in several other ways. Eastern Resorts has several hundred employees, including a seasoned, experienced and highly respected senior management team that has been together for more than ten years. This will add significant additional depth to the management resources of Equivest. A further advantage is that timeshare development typically enjoys a considerably higher profit margin than financing such activities. Moreover, by controlling a development company, Equivest will not be solely dependent on the financing activities of RFI, which is subject to considerable risks including but not limited to the small size of RFI.

                 41. The Trustee has consulted extensively with the Plan Subcommittee of the Creditors' Committee, the Committee's financial advisor, Zolfo Cooper, LLC, and the full Creditors' Committee concerning all aspects of this transaction. Zolfo Cooper has monitored the due diligence performed by the staff of Equivest, CSFB and counsel for Equivest. The Trustee has been advised that the Creditors' Committee supports the transaction in concept subject to the finalization of the negotiations. Since Equivest is not a debtor and since the transaction would not require shareholder approval, Court approval would not be sought for the transaction.

                          I.  Equivest Management

                 42. Equivest's Board of Directors consists of: the Trustee, as a representative of the Consolidated Estate; Mr. John R. Petty, a former Chairman of Marine Midland Bank and a former Assistant Secretary of the Treasury for International Affairs; Mr. George W. Carmany, III, a former senior officer of American Express Bank and Chairman of the Olympia and York Noteholders' Steering Committee; and Mr. Thomas Hamel, the

                                                    Page 23 of 25 Pages

President and Chief Operating Officer of Equivest and RFI. Mr. Hamel was induced to stay with Equivest, as opposed to leaving after the Debtors' bankruptcy, by the Trustee's efforts to stabilize, revitalize and expand RFI. Messrs. Petty and Carmany were recruited to the Board by the Trustee.

                 43. CSFB has advised that one of the important attributes of being able to sell the common stock of Equivest at a high multiple of earnings is the quality of its Board of Directors. Butera Affidavit at Paragraph 21.

                 44. The Creditors' Committee, after consultation with CSFB, has stated that, based on its consultation with CSFB and CSFB's analysis of the importance of the quality and continuity of Equivest management to a successful public offering, the Creditors' Committee believes that a continuing role of Mr. Breeden is an important factor in maximizing the proceeds of the sale of the Consolidated Estate's shares of Equivest common stock in the public offering. Accordingly, the Creditors' Committee has requested that Mr. Breeden and the independent directors of Equivest enter into negotiations for the retention of Mr. Breeden as the Chairman and Chief Executive Officer of Equivest. Pursuant to the Creditors' Committee request, Mr. Breeden will enter into negotiations with the independent directors of Equivest for a more permanent role. There can be no assurance at this time that Mr. Breeden and the Board of Equivest will reach agreement concerning a continuing role for Mr. Breeden in Equivest after the public offering. If an agreement on the terms and conditions of Mr. Breeden's continuing role with Equivest is reached, it will be submitted to the Court.

                                                    Page 24 of 25 Pages


                          J.  Conclusion

                 45. The Trustee has long recognized the potential value of the Consolidated Estate's stock in Equivest, even though it was near bankruptcy at the time he was appointed in 1996. In order to fulfill his duties to maximize value for the Debtors' creditors, the Trustee has spent substantial time, and has undertaken a series of steps and transactions, in order to develop that potential value. As stated in the Affidavit attached hereto as Exhibit B, the Trustee believes that there are good business reasons and it is in the best interests of the Consolidated Estate to now sell its shares of Equivest common stock in a registered public offering as described above in order to realize upon the value that has been developed. This is not only the best alternative for selling the Consolidated Estate's position, but it may also be the only practical alternative for selling such a large block of stock.

                 46. Current market prices and availability of interested buyers cannot be guaranteed. Therefore, the Equivest common stock should be sold through this process while it is available to realize the largest possible price for the Consolidated Estate. This offering will be very large in size. The ability to execute such a large offering at an attractive price is dependent on strong profitability and rates of growth at Equivest, robust general market conditions, strong liquidity among institutional purchasers such as mutual funds, investment interest in the timeshare sector, strong prospective research coverage of the stock, a first tier underwriter with substantial distribution capacity, and other factors. The difficulty of this process should not be underestimated, and it is strongly in the Consolidated Estate's interests to move forward immediately while all the necessary factors are present.

                                                    Page 25 of 25 Pages


                 47. In connection with the proposed public offering, it is necessary to remove the disproportionate voting rights held by the Series 2 Preferred Stock, as that dilutes the voting rights of the common stock and would impede the public offering of the common stock. Also, the exchange of the Series 2 Preferred Stock into common stock would permit the Consolidated Estate to own a security that could in turn be sold in the public offering.

                 WHEREFORE, the Trustee respectfully requests that the Court
(1) enter an order in the form attached hereto permitting him (a) to enter into an underwriting agreement to sell all the Consolidated Estate's shares of Equivest common stock to an underwriting syndicate of which CSFB will be the lead or a co-lead underwriter at a price to the public and with an underwriting discount to be agreed upon by the Pricing Committee as described above and (b) to exchange the Consolidated Estate's Series 2 Preferred Stock for 1,860,465 shares of Equivest common stock and (2) grant such other and further relief as is just and equitable.

Dated:  New York, New York
        July 9, 1998

                                    SIMPSON THACHER & BARTLETT


                                    By:  /s/  M.O. Sigal, Jr.
                                         /s/  Kathrine A. McLendon
                                         _________________________
                                         M.O. Sigal, Jr. (508281)
                                         Kathrine A. McLendon (506466)

                                         425 Lexington Avenue
                                         New York, New York 10017
                                         Tel:     (212) 455-2000
                                         Fax:     (212) 455-2502

                                         Attorneys for Richard C. Breeden,
                                           as Trustee